                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20059


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)



NAME OF ISSUER:  Industrial Scientific Corporation


TITLE OF CLASS OF SECURITIES:  Common Stock


CUSIP NUMBER:  45631G-10-6


Check the following box if a fee is being paid with this statement:  [  ]

CUSIP NO.  45631G-10-6
_____________________________________________________________________________
(1)   Names of Reporting Persons                     Kent D. McElhattan
      Corporation
      SS or IRS Identification Nos.                  SSN:  ###-##-####
      of Above Person


_____________________________________________________________________________
(2)   Check the Appropriate Box (See Instructions):
      (a)________________________________
         if a Member of a Group
         (See Instructions)


      (b)_______________X____________
             Membership in any group is
             disclaimed
_______________________________________________________________________________
(3)   SEC Use Only


_______________________________________________________________________________
(4)   Citizenship or Place                           United States of America
      of Organization


_______________________________________________________________________________
Number of Shares       (5)  Sole Voting Power                         991,520*
Beneficially
Owned by Each          (6)  Shared Voting Power                        24,680**
Reporting Person
With                   (7)  Sole Dispositive Power                    991,520*

                       (8)  Shared Dispositive                         24,680**
                            Power


_______________________________________________________________________________
(9)   Aggregate Amount Beneficially Owned by Each                   1,016,200
      Reporting Person


_______________________________________________________________________________
(10)  Check if the Aggregate Amount in Row (9)                 Not Applicable
      Excludes Certain Shares


_______________________________________________________________________________
(11)  Percent of Class Represented by Amount in Row 9                      30


_______________________________________________________________________________
(12)  Type of Reporting Person                                             IN
      (See Instructions)


 *  See Exhibit A
**  See Exhibit B



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

CUSIP NO.  45631G-10-6

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G
                (Under the Securities and Exchange Act of 1934)

Item 1(a)      Name of Issuer:
               --------------

                   Industrial Scientific Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:
               ------------------------------------------------

                   1001 Oakdale Road
                   Oakdale, PA  15071

Item 2(a)      Name of Person Filing:
               ----------------------

                   Kent D. McElhattan

Item 2(b)      Address of Principal Business Office:
               -------------------------------------

                   Industrial Scientific Corporation
                   1001 Oakdale Road
                   Oakdale, Pennsylvania 15071

Item 2(c)      Citizenship:
               ------------

                   United States of America

Item 2(d)      Title of Class of Securities:
               -----------------------------

                   Common Stock, Par Value $.01 Per Share

Item 2(e)      CUSIP Number:
               -------------

                   45631G-10-6

Item 3         Statement filed pursuant to Rules 13d-1(b), or
               13d-2(b).

                   Not Applicable.




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

Item 4         Ownership:
               ----------

               (a) Amount beneficially owned:          1,016,200*

               (b) Percent of class:                          30

               (c) Number of shares as to
                   which person has:

                   (i)   Sole power to vote or           991,520*
                         to direct the vote:

                   (ii)  Shared power to vote             24,680**
                         or to direct the vote:

                   (iii) Sole power to dispose or        991,520*
                         to direct the disposition
                         of shares:

                   (iv)  Shared power to dispose or       24,680**
                         to direct the disposition
                         of shares:

Item 5         Ownership of Five Percent or Less of a Class:
               ---------------------------------------------

                     Not Applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               ----------------------------------------------------------------

                     Not Applicable.

Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported by the Parent Holding
               ----------------------------------------------------------
               Company:
               --------

                     Not Applicable.

Item 8         Identification and Classification of Members of the Group:
               ----------------------------------------------------------

                     Not Applicable.

Item 9         Notice of Dissolution of Group:
               -------------------------------

                     Not Applicable.

Item 10        Certification:
               --------------

                     Not Applicable.

 *  See Exhibit A
**  See Exhibit B








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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 13, 1998



/s/ Kent D. McElhattan
----------------------
Kent D. McElhattan








                                  Page 6 of 7
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                                 EXHIBIT A
                                 ---------

 * Includes 100,480 shares held by various family trusts as to which the reporting person serves as trustee. The reporting person disclaims beneficial ownership of such shares.


                                 EXHIBIT B
                                 ---------

** Includes 14,400 shares held by a charitable foundation to which the reporting person serves as a Director, 1,000 shares held by the reporting person's spouse and 9,280 shares held by children of the reporting person. The reporting person disclaims beneficial ownership of such shares.









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